FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

NATIONAL BANK OF GREECE

PRESS RELEASE

ORGANIZATIONAL CHANGES

Mr. Babis Mazarakis, Group CFO of the National Bank of Greece (“NBG”), has resigned effective from the end of June 2012.

The management of NBG recognizes his strong performance in an extremely critical period for the Bank and his substantial contribution to the successful completion of important assignments, which enabled NBG to effectively cope with multiple challenges.

The management of NBG also values his professionalism, which constitutes the necessary qualities for his successful tenure at NBG.

NBG warmly thanks Mr. Mazarakis for his contribution and wishes him every success in his future professional endeavors.

Athens, June 27, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 27th June, 2012
Chief Executive Officer